BRANDON J. CAGE

Pacific Life Insurance Company

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

October 8, 2021

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:       Pacific Life Insurance Company

Pacific Select Exec Separate Account – File No. 811-05563

Initial Registration Statement on Form N-6; Pre-Effective Amendment No. 1 and No. 2

M Vision Pacific Life SVUL Flexible Premium Life Insurance Policy - File No. 333-255746

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Select Exec Separate Account of Pacific Life (811-05563), set forth below are responses to multiple Staff comments received starting on September 22, 2021 through October 6, 2021, in connection with the above referenced Initial Registration Statement filed May 4, 2021, Pre-Effective Amendment No. 1, filed July 30, 2021, and Pre-Effective Amendment No. 2 filed September 17, 2021 on Form N-6. All changes referenced in this letter will be made via a Pre-Effective Amendment.

PROSPECTUS

Policy Benefits

Conversion Rider, Enhanced Policy Split Option Rider, and Policy Split Option Rider

1.       Staff Comment: You informed us that a policy owner may convert the existing policy to another permanent life insurance product which may consist of whole life, universal life, indexed universal life, or variable universal life products. In the rider disclosure, you reference variable universal life policies. Please confirm supplementally that none of the other products use investment companies registered under the Investment Company Act of 1940.

Response:  We hereby confirm that the permanent life insurance products, other than variable universal life, do not offer any investment companies registered under the Investment Company Act of 1940.

Flexible Duration No-Lapse Guarantee Rider (FDNLG)

We received multiple Staff comments concerning the investment allocation requirements disclosure for the Flexible Duration No-Lapse Guarantee Rider. I want to thank you for taking the time to discuss the comments and work with us on the disclosure changes requested. I hereby

Ms. Choo

October 8, 2021

confirm that we made the disclosure changes discussed and I reiterate that such changes will be reflected in a Pre-Effective Amendment to this registration statement.

I believe that the foregoing is responsive to Staff comments.  If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage